Registration No. 333-206924-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

THE BANK OF NEW YORK MELLON

(Exact name of trustee as specified in its charter)

New York (Jurisdiction of incorporation if not a U.S. national bank)	13-5160382 (I.R.S. employer identification no.)

225 Liberty Street, New York, N.Y. (Address of principal executive offices)	10286 (Zip code)

AFS SENSUB CORP.

(Exact name of registrant as specified in its charter)

(Depositor)

Nevada (State or other jurisdiction of incorporation or organization)	88-0475154 (I.R.S. employer identification no.)

2215-B Renaissance Drive, Suite 10 Las Vegas, Nevada (Address of principal executive offices)	89119 (Zip code)

AMERICREDIT FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

(Sponsor for the Trust/Issuing Entity)

Delaware (State or other jurisdiction of incorporation or organization)	47-7110499 (I.R.S. employer identification no.)

801 Cherry Street, Suite 3500 Fort Worth, Texas (Address of principal executive offices)	76102 (Zip code)

AmeriCredit Automobile Receivables Trust 2016-1

(Exact name of obligor as specified in its charter)

(Issuing Entity)

Delaware (State or other jurisdiction of incorporation or organization)	81-6158858 (I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, Delaware (Address of principal executive offices)	19890 (Zip code)

Asset Backed Securities

(Title of the indenture securities)

1.	General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Superintendent of the Department of Financial Services of the State of New York	One State Street, New York, N.Y. 10004-1417, and Albany, N.Y. 12223

Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y. 10045

Federal Deposit Insurance Corporation	550 17th Street, NW Washington, D.C. 20429

The Clearing House Association L.L.C.	100 Broad Street New York, N.Y. 10004

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.	A copy of the existing By-laws of the Trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-207042).

6.	The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-188382).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 8th day of January, 2016.

THE BANK OF NEW YORK MELLON

By:	/s/ Michael Commisso
	Name:	Michael Commisso
	Title:	Vice President